Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

March 25, 2021

Re:	Future Acres, Inc.
Amended Offering Statement on Form 1-A
Filed March 24, 2021
File No. 024-11432

Dear Mr. Spirgel:

On behalf of Future Acres, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, March 29, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Suma Reddy
Suma Reddy
Chief Executive Officer
Future Acres, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP